Exhibit 3.2

AMENDMENT NO. 1

TO

BYLAWS

OF

ZUMIEZ INC.

Effective May 21, 2015

The Bylaws of Zumiez Inc. (the “Corporation”), as amended and restated as of May 21, 2014, are hereby amended as follows:

1.	The second paragraph of Article III, Section 2 of the Bylaws is hereby deleted in its entirety.

2.	Article X of the Bylaws is hereby deleted in its entirety.

* * *

As adopted by the Board of Directors of the Corporation on May 21, 2015.